UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

8888 ACQUISITION CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

28249A 30 7
(CUSIP Number)

Guoqing Zhuang
Jinjiang Chengchang Shoes Co., Ltd.
Qingyanglianyu Industrial Area
Jinjiang City, Fujian Province 362200
People’s Republic of China
(86) 0595-82889862
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249A 30 7
1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) GUOQING ZHUANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,707,353
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,707,353
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,707,353
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.7%
14.	TYPE OF REPORTING PERSON IN

(1) A total of 33,966,667 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of October 22, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. 28249A 30 7

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”) of 8888 Acquisition Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at Qingyanglianyu Industrial Area, Jinjiang City, Fujian Province 362200, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The person filing this Statement is Mr. Guoqing Zhuang, a natural person (the "Reporting Person").

(b) The business address of the Reporting Person is Qingyanglianyu Industrial Area, Jinjiang City, Fujian Province 362200, People’s Republic of China.

(c) The principal occupation of the Reporting Person is Chairman, Chief Executive Officer and President of the Issuer.

(d)-(e) During the last five years, Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person received the securities covered by this Statement pursuant to that certain share exchange agreement, dated October 19, 2010, by and among the Issuer, Cheng Chang Shoes Industry Company Limited, a Hong Kong limited company ("Cheng Chang"), and the shareholders of Cheng Chang signatory thereto, including the Reporting Person (the "Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, all of the equity interests of Cheng Chang held by its shareholders was exchanged for an aggregate of 31,059,267 shares of the Common Stock of the Issuer. The Reporting Person, as the 80.8% owner of Cheng Chang, received 25,095,888 shares of Common Stock under the Share Exchange Agreement.

Immediately following closing of the Share Exchange Agreement, the Reporting Person and several other former shareholders of Cheng Chang transferred an aggregate of 1,981,963 of the shares issued to them under the Share Exchange Agreement to other former shareholders of Cheng Chang and other persons who previously provided services to Cheng Chang and its subsidiary, pursuant to a side letter agreement, dated October 19, 2010 (the "Side Letter"). Under the Side Letter, the Reporting Person transferred 344,628 shares to Advance Insight Ltd., a service provider, and 16,915, 16,195 and 10,797 shares, respectively, to Bai Cheng Investment Limited, Heng Feng Investment Limited and Shiping Liu, other former shareholders of Cheng Chang.

As a result of these transactions, the Reporting Person owns 24,707,353 shares of the Common Stock of the Issuer.

CUSIP No. 28249A 30 7

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on October 25, 2010.

In connection with a private placement completed by the Issuer on October 25, 2010, the Reporting Person entered into a make good escrow agreement, whereby he pledged to several other parties, including the investor in the private placement, 7,492,154 shares of the Issuer’s Common Stock owned by him in support of the Issuer’s obligation to satisfy a pre-established after tax net income level. If the Issuer’s after tax net income for the six month period ended December 31, 2010 is less than RMB 45,997,157 (approximately $6.97 million), then, based upon an agreed formula, all or a portion of the shares placed into escrow will be transferred to the investor and other parties pro rata. If, however, the Issuer’s after tax net income for such period equals or exceeds RMB 45,997,157 (approximately $6.97 million), the shares placed into escrow will be returned to the Reporting Person.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person beneficially owns and controls 24,707,353 shares of the Issuer’s Common Stock, representing 72.7% of the outstanding shares of the Issuer’s Common Stock (based on 33,966,667 shares of Common Stock outstanding as of October 22, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on October 25, 2010).

(b) The Reporting Person has sole voting and dispositive power over the 24,707,353 shares of the Issuer’s Common Stock that are directly and beneficially owned by him. The Reporting Person does not own any other securities of the Issuer.

(c) Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Share Exchange Agreement, dated October 19, 2010, among the Issuer, Cheng Chang Shoes Industry Company Limited and its shareholders [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 25, 2010].

Exhibit 2	Side Letter, dated October 19, 2010, by and among the Issuer, the Reporting Person, River Tyne Ventures Inc., Zhao Kang Capital Resource Limited, Kang Shi Investment Holdings Limited, Advance Insight Ltd., Bai Cheng Investment Limited, Heng Feng Investment Limited, Shiping Liu and Wenling Wang [incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 25, 2010].

Exhibit 3	Make Good Escrow Agreement, dated October 19, 2010, by and among the Issuer, the Reporting Person and Securities Transfer Corporation, as escrow agent [incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 25, 2010].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2010
/s/ Guoqing Zhuang
Guoqing Zhuang